UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2013

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401- 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date: October 23, 2013		Signed:	/s/ Paul A. Guthrie

	By:	Name:	Paul A. Guthrie
		Title:	Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

Date: October 23, 2013		Signed:	/s/ Paul A. Guthrie

	By:	Name:	Paul A. Guthrie
		Title:	Corporate Secretary

For Immediate Release October 23, 2013

CP reports record Q3-2013 net income of C$324 million or C$1.84 per diluted share

Adjusted EPS, excluding a significant tax item, was C$1.88

Calgary, AB - Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) today announced record quarterly earnings and its lowest operating ratio in company history.

Adjusted EPS of $1.88 grew 45 per cent over third-quarter 2012, while third-quarter operating ratio was 65.9 per cent, an 820 basis point improvement over third-quarter 2012.

“By all standards, this was an outstanding quarter,” said E. Hunter Harrison, Chief Executive Officer. “The company’s focus on service execution while controlling costs is a testament to our team of dedicated, hardworking railroaders.”

“What we have proven this quarter is the ability to drive earnings growth and lower our operating ratio, even in a softer volume environment. That’s the power of the CP plan,” added Harrison.

THIRD-QUARTER 2013 HIGHLIGHTS:

•	Total revenues were $1.5 billion; an increase of 6 per cent and an all-time quarterly record

•	Operating expenses were $1 billion; a decrease of 6 per cent

•	Reported net income in the third quarter was $324 million; an increase of 45 per cent

•	Adjusted net income, excluding a significant tax item of $7 million, was $331 million; an increase of 48 per cent

•	Free cash totaled $318 million for the first nine months of 2013, compared with free cash of $21 million in the comparable period of 2012

“We enter the fourth quarter with momentum and are well positioned for what I believe will be a record 2013,” said Harrison. “CP’s transformational journey is clearly ahead of plan, yet far from complete; we will continue to make this franchise stronger, creating even more value for customers and shareholders.”

CP also announced today that its chief financial officer, Brian Grassby will be retiring from the company, however will remain a key part of the senior management team until year-end to lead a successful transition. A search process is currently underway and it is expected an announcement on a new chief financial officer will be made shortly.

“Brian has played an important role over the past 16 months in CP’s turnaround agenda,” said

Harrison. “On behalf of all our employees and the board, I’d like to thank Brian for his 12 years of dedicated service to the railway and wish him well in his retirement.”

Editor’s Note

CP will discuss its results with the financial community in a conference call beginning at 11:00 a.m. Eastern time (9:00 a.m. Mountain time) on October 23, 2013.

Conference call access

Toronto participants dial in number: (647) 427-7450

Operator assisted toll free dial in number: 1-888-231-8191

Callers should dial in 10 minutes prior to the call.

Webcast

For those with Internet access we encourage you to listen via CP’s website at www.cpr.ca. To access the webcast and the presentation material, click on “Invest In CP” tab.

A replay of the conference call will be available by phone through November 20, 2013 at 416-849-0833 or toll free 1-855-859-2056, password 71215878. A webcast of the presentation and an audio file will be available at www.cpr.ca under “Invest In CP” tab.

Non-GAAP Measures

We present non-GAAP measures and cash flow information to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with the results of our operations in prior periods. These non-GAAP measures exclude significant items that are not among our normal ongoing revenues and operating expenses. They have no standardized meaning and are not defined by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Income, excluding significant items, also referred to as Adjusted net income, provides management with a measure of income that allows a multi-period assessment of long-term profitability and also allows management and other external users of our consolidated financial statements to compare profitability on a long-term basis with that of our peers. Diluted earnings per share, excluding significant items, also referred to as Adjusted EPS, provides the same information on a per share basis.

Free cash is used by management to provide information with respect to the relationship between cash provided by operating activities and investment decisions and provides a comparable measure for period to period changes.

For further information regarding non-GAAP measures, including reconciliation to the nearest GAAP measures, see our 2012 annual Management’s Discussion and Analysis or the document Non-GAAP Measures on our web site at www.cpr.ca.

Note on Forward-Looking Information

This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance, planned capital expenditures, and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.

By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. Other risks are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is a low-cost provider that is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media

Ed Greenberg

Tel: 612-849-4717

24/7 Media Pager: 855-242-3674

Ed_greenberg@cpr.ca

Investment Community

Nadeem Velani

Tel: 403-319-3591

investor@cpr.ca

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except per share data)

(unaudited)

	For the three months		For the nine months
	ended September 30		ended September 30
	2013	2012	2013	2012
Revenues
Freight	$1,495	$1,414	$4,412	$4,086
Other	39	37	114	107

Total revenues	1,534	1,451	4,526	4,193
Operating expenses
Compensation and benefits	331	371	1,075	1,128
Fuel	226	232	742	743
Materials	54	57	184	178
Equipment rents	44	52	134	158
Depreciation and amortization	139	137	421	399
Purchased services and other	216	226	664	698

Total operating expenses	1,010	1,075	3,220	3,304

Operating income	524	376	1,306	889
Less:
Other income and charges	—	2	11	34
Net interest expense	70	69	208	207

Income before income tax expense	454	305	1,087	648

Income tax expense (Note 5)	130	81	294	179

Net income	$324	$224	$793	$469

Earnings per share (Note 6)
Basic earnings per share	$1.85	$1.31	$4.54	$2.74
Diluted earnings per share	$1.84	$1.30	$4.50	$2.72

Weighted-average number of shares (millions)
Basic	175.1	172.2	174.8	171.3
Diluted	176.5	173.4	176.3	172.6

Dividends declared per share	$0.3500	$0.3500	$1.0500	$1.0000

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)

(unaudited)

	For the three months ended September 30		For the nine months ended September 30
	2013	2012	2013	2012
Net income	$324	$224	$793	$469
Net gain (loss) in foreign currency translation adjustments, net of hedging activities	2	14	(1)	12
Change in derivatives designated as cash flow hedges	—	9	—	11
Change in defined benefit pension and post-retirement plans	50	53	299	161

Other comprehensive income before income taxes	52	76	298	184
Income tax expense on above items	(22)	(30)	(63)	(58)

Other comprehensive income (Note 3)	30	46	235	126

Comprehensive income	$354	$270	$1,028	$595

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

(unaudited)

	September 30 2013	December 31 2012
Assets
Current assets
Cash and cash equivalents	$329	$333
Restricted cash and cash equivalents (Note 4)	261	—
Accounts receivable, net	594	546
Materials and supplies	158	136
Deferred income taxes	294	254
Other current assets	73	60

	1,709	1,329

Investments (Note 4)	177	83
Properties	13,493	13,013
Goodwill and intangible assets	166	161
Other assets	189	141

Total assets	$15,734	$14,727

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$1,074	$1,176
Long-term debt maturing within one year	177	54

	1,251	1,230

Pension and other benefit liabilities (Note 9)	1,036	1,366
Other long-term liabilities	329	306
Long-term debt	4,591	4,636
Deferred income taxes	2,499	2,092

Total liabilities	9,706	9,630

Shareholders’ equity
Share capital	2,221	2,127
Additional paid-in capital	35	41
Accumulated other comprehensive loss (Note 3)	(2,533)	(2,768)
Retained earnings	6,305	5,697

	6,028	5,097

Total liabilities and shareholders’ equity	$15,734	$14,727

Commitments and contingencies (Note 10)

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	For the three months		For the nine months
	ended September 30		ended September 30
	2013	2012	2013	2012
Operating activities
Net income	$324	$224	$793	$469
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	139	137	421	399
Deferred income taxes (Note 5)	110	68	260	162
Pension funding in excess of expense (Note 9)	(17)	(14)	(40)	(44)
Other operating activities, net	(21)	(58)	(40)	(81)
Change in non-cash working capital balances related to operations	(31)	(25)	(103)	(46)

Cash provided by operating activities	504	332	1,291	859

Investing activities
Additions to properties	(298)	(287)	(802)	(812)
Proceeds from the sale of properties and other assets	11	76	38	138
Change in restricted cash and cash equivalents and investments used to collateralize letters of credit (Note 4)	(247)	—	(346)	—
Other (Note 10)	(1)	—	(27)	(1)

Cash used in investing activities	(535)	(211)	(1,137)	(675)

Financing activities
Dividends paid	(62)	(60)	(183)	(162)
Issuance of common shares	6	81	69	136
Issuance of long-term debt	—	—	—	71
Repayment of long-term debt	(19)	(16)	(45)	(41)
Net decrease in short-term borrowing	—	—	—	(27)

Cash (used in) provided by financing activities	(75)	5	(159)	(23)

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	(7)	(1)	1	(1)

Cash position
(Decrease) increase in cash and cash equivalents	(113)	125	(4)	160
Cash and cash equivalents at beginning of period	442	82	333	47

Cash and cash equivalents at end of period	$329	$207	$329	$207

Supplemental disclosures of cash flow information:
Income taxes paid (refunded)	$16	$(1)	$27	$(8)
Interest paid	$58	$60	$209	$194

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars, except common share amounts)

(unaudited)

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2013	173.9	$2,127	$41	$(2,768)	$5,697	$5,097
Net income	—	—	—	—	793	793
Other comprehensive income (Note 3)	—	—	—	235	—	235
Dividends declared	—	—	—	—	(185)	(185)
Effect of stock-based compensation expense	—	—	14	—	—	14
Shares issued under stock option plans	1.3	94	(20)	—	—	74

Balance at September 30, 2013	175.2	$2,221	$35	$(2,533)	$6,305	$6,028

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2012	170.0	$1,854	$86	$(2,736)	$5,445	$4,649
Net income	—	—	—	—	469	469
Other comprehensive income (Note 3)	—	—	—	126	—	126
Dividends declared	—	—	—	—	(172)	(172)
Effect of stock-based compensation expense	—	—	21	—	—	21
Shares issued under stock option plans	2.8	188	(50)	—	—	138

Balance at September 30, 2012	172.8	$2,042	$57	$(2,610)	$5,742	$5,231

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements of Canadian Pacific Railway Limited (“CP”, or “the Company”) reflect management’s estimates and assumptions that are necessary for their fair presentation in conformity with accounting principles generally accepted in the United States of America (“GAAP”). They do not include all disclosures required under GAAP for annual financial statements and should be read in conjunction with the 2012 consolidated financial statements. The accounting policies used are consistent with the accounting policies used in preparing the 2012 consolidated financial statements with the addition of disclosure on Restricted cash and cash equivalents in Note 4 to the Interim Consolidated Financial Statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

In management’s opinion, the unaudited interim consolidated financial statements include all adjustments

(consisting solely of normal recurring adjustments) necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

2	Accounting changes

Accumulated other comprehensive income

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, an amendment to FASB ASC Topic 220. The update requires disclosure of amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present either on the face of the statement of operations or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For amounts not reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. This ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2012. The disclosure requirements of this ASU for the three and nine months ended September 30, 2013 are presented in Note 3.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

(unaudited)

3	Changes in accumulated other comprehensive loss (AOCL) by component

	For the three months ended September 30				For the nine months ended September 30
(in millions of Canadian dollars)	Foreign currency net of hedging activities(1)	Derivatives and other(1)	Pension and post- retirement defined benefit plans(1)(2)	Total(1)	Foreign currency net of hedging activities(1)	Derivatives and other(1)	Pension and post- retirement defined benefit plans(1)(2)	Total(1)
Opening balance, 2013	$94	$(14)	$(2,643)	$(2,563)	$74	$(14)	$(2,828)	$(2,768)

Other comprehensive income (loss) before reclassifications	(7)	(7)	—	(14)	13	8	102	123
Amounts reclassified from accumulated other comprehensive (income) loss	—	7	37	44	—	(8)	120	112

Net current-period other comprehensive income (loss)	(7)	—	37	30	13	—	222	235

Closing balance, 2013	$87	$(14)	$(2,606)	$(2,533)	$87	$(14)	$(2,606)	$(2,533)

Opening balance, 2012	$71	$(18)	$(2,709)	$(2,656)	$72	$(20)	$(2,788)	$(2,736)

Other comprehensive income (loss) before reclassifications	(1)	(1)	—	(2)	(2)	2	—	—
Amounts reclassified from accumulated other comprehensive loss	—	8	40	48	—	7	119	126

Net current-period other comprehensive income (loss)	(1)	7	40	46	(2)	9	119	126

Closing balance, 2012	$70	$(11)	$(2,669)	$(2,610)	$70	$(11)	$(2,669)	$(2,610)

	For the three months ended September 30		For the nine months ended September 30
	2013	2012	2013	2012
Amortization of prior service costs(3)	$(18)	$—	$(41)	$1
Recognition of net actuarial loss(3)	68	54	205	160

Total before income tax	50	54	164	161
Income tax benefit	(13)	(14)	(44)	(42)

Net of income tax	$37	$40	$120	$119

(1)	Amounts are presented net of tax.
(2)	Amounts reclassified from accumulated other comprehensive loss.
(3)	Impacts Compensation and benefits on the Consolidated Statements of Income.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

(unaudited)

4	Restricted cash and cash equivalents

During the second and third quarters of 2013, the Company entered into a series of committed and uncommitted bilateral letter of credit facility agreements with financial institutions to support its requirement to post letters of credit in the ordinary course of business. These agreements have varying expiries with the earliest expiry in August 2014. Under these agreements, the Company either is required to or has the option to post collateral in the form of cash or cash equivalents, equal at least to the face value of the letter of credit issued. Collateral includes highly liquid investments purchased three months or less from maturity and is stated at cost, which approximates market value. Depending on the agreement and the nature of the letter of credit, this collateral may be shown separately as “Restricted cash and cash equivalents” or included in “Investments” on the Consolidated Balance Sheets.

At September 30, 2013, under its bilateral facilities, the Company had letters of credit drawn of $376 million from a total available amount of $485 million. Prior to these bilateral agreements, letters of credit were drawn under the Company’s $1.0 billion revolving credit facility. At September 30, 2013, cash and cash equivalents of $346 million was pledged as collateral and recorded as $261 million in “Restricted cash and cash equivalents” and as $85 million in “Investments” on the Consolidated Balance Sheets. The Company can largely withdraw this collateral during any month.

5	Income taxes

During the third quarter of 2013, legislation was enacted to increase the province of British Columbia’s corporate income tax rate. As a result, the Company recalculated its deferred income taxes as at January 1, 2013 based on this change and recorded an income tax expense of $7 million in the third quarter of 2013.

	For the three months ended September 30		For the nine months ended September 30
(in millions of Canadian dollars)	2013	2012	2013	2012
Current income tax expense	$20	$13	$34	$17
Deferred income tax expense	110	68	260	162

Income tax expense	$130	$81	$294	$179

The effective income tax rate for the three and nine months ended September 30, 2013 was 28.6% and 27.1%, respectively (three and nine months ended September 30, 2012 – 26.6% and 27.6%, respectively). The changes in tax rates were primarily due to the impact of a change in the province of British Columbia’s corporate income tax rate, which was partially offset by the benefit recognized for the 2012 U.S. federal track maintenance credit of $6 million enacted in the first quarter of 2013.

6	Earnings per share

At September 30, 2013, the number of shares outstanding was 175.2 million (September 30, 2012 – 172.8 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted-average number of shares outstanding during the period.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

(unaudited)

6	Earnings per share (continued)

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months ended September 30		For the nine months ended September 30
(in millions)	2013	2012	2013	2012
Weighted-average shares outstanding	175.1	172.2	174.8	171.3
Dilutive effect of stock options	1.4	1.2	1.5	1.3

Weighted-average diluted shares outstanding	176.5	173.4	176.3	172.6

For the three and nine months ended September 30, 2013, there were 8,800 options and 38,872 options, respectively, excluded from the computation of diluted earnings per share because their effects were not dilutive (three and nine months ended September 30, 2012 – no options and 208,667 options, respectively).

7	Financial instruments

A. Fair values of financial instruments

The Company categorizes its financial assets and liabilities measured at fair value in line with the fair value hierarchy established by GAAP that prioritizes, with respect to reliability, the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs consist of quoted prices (unadjusted) in active markets for identical assets and liabilities and have the highest priority. Level 2 and 3 inputs are based on significant other observable inputs and significant unobservable inputs, respectively, and have lower priorities.

When possible, the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non-exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value.

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $5,482 million and a carrying value of $4,768 million at September 30, 2013. At December 31, 2012, long-term debt had a fair value of $5,688 million and a carrying value of $4,690 million. The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end. All derivatives and long-term debt are classified as Level 2.

B. Financial risk management

Derivative financial instruments may be used to selectively reduce volatility associated with fluctuations in interest rates, foreign exchange (“FX”) rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

(unaudited)

7	Financial instruments (continued)

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

Foreign exchange management

The Company conducts business transactions and owns assets in both Canada and the United States. As a result, the Company is exposed to fluctuations in value of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company may enter into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. FX exposure is primarily mitigated through natural offsets created by revenues, expenditures and balance sheet positions incurred in the same currency. Where appropriate, the Company may negotiate with customers and suppliers to reduce the net exposure.

Occasionally, the Company may enter into short-term FX forward contracts as part of its cash management strategy.

Net investment hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on U.S. dollar denominated long-term debt and gains and losses on its net investment. The effective portion recognized in “Other comprehensive income” for the three and nine months ended September 30, 2013 was an unrealized foreign exchange gain of $65 million and a loss of $112 million, respectively (three and nine months ended September 30, 2012 – unrealized foreign exchange gain of $112 million and $106 million, respectively). There was no ineffectiveness during the three and nine months ended September 30, 2013, and comparative periods.

Foreign exchange forward contracts

The Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities.

At September 30, 2013, the Company had FX forward contracts to fix the exchange rate on US$100 million of principal outstanding on a capital lease due in January 2014, US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019, unchanged from December 31, 2012 and September 30, 2012. These derivatives, which are accounted for as cash flow hedges, guarantee the amount of Canadian dollars that the Company will repay when these obligations mature.

During the three and nine months ended September 30, 2013, an unrealized foreign exchange loss of $6 million and an unrealized foreign exchange gain of $9 million, respectively (three and nine months ended September 30, 2012 – unrealized loss of $8 million and $7 million, respectively) was recorded in “Other income and charges” in relation to these derivatives. Gains recorded in “Other income and charges” were largely offset by unrealized losses on the underlying debt which the derivatives were designated to hedge. Similarly, losses were largely offset by unrealized gains on the underlying debt.

At September 30, 2013, the unrealized gain derived from these FX forwards was $17 million of which $3 million was included in “Other current assets” and $14 million in “Other assets” with the offset reflected as an unrealized gain of $6 million in “Accumulated other comprehensive loss” and as an unrealized gain of $11 million in “Retained earnings”. At December 31, 2012, the unrealized gain derived from these FX forwards was $8 million which was included in “Other assets” with the offset reflected as an unrealized gain of $6 million in “Accumulated other comprehensive loss” and as an unrealized gain of $2 million in “Retained earnings”.

At September 30, 2013, the Company expected that, during the next twelve months, unrealized pre-tax losses of $2 million would be reclassified to “Other income and charges”.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

(unaudited)

7	Financial instruments (continued)

Fuel price management

The Company is exposed to commodity risk related to purchases of diesel fuel and the potential reduction in net income due to increases in the price of diesel. Fuel expense constitutes a large portion of the Company’s operating costs and volatility in diesel fuel prices can have a significant impact on the Company’s income. Items affecting volatility in diesel prices include, but are not limited to, fluctuations in local and world markets for crude oil and distillate fuels, which can be affected by supply disruptions and geopolitical events.

The impact of variable fuel expense is mitigated substantially through fuel cost recovery programs which apportion incremental changes in fuel prices to shippers through price indices, tariffs, and by contract, within agreed upon guidelines. While these programs provide effective and meaningful coverage, residual exposure remains as the fuel expense risk may not be completely recovered from shippers due to timing and volatility in the market. In the past, to address the residual portion of CP’s fuel costs not mitigated by its fuel cost recovery programs, CP had a systematic hedge program. As a result of improving coverage from its fuel cost recovery programs, CP exited its hedging program during the first quarter of 2013.

Energy futures

During the first quarter ended March 31, 2013, the Company settled its remaining diesel futures contracts, accounted for as cash flow hedges, to purchase 20 million U.S. gallons during the period January to December 2013 for a realized gain and proceeds of $2 million. In the three and nine months ended September 30, 2013, a reduction to “Fuel” expense was recorded totalling $1 million and $2 million, respectively, as a result of the recognition in income of this previously realized gain. At September 30, 2013, there was a negligible realized gain remaining in “Accumulated other comprehensive loss” to be amortized to “Fuel” expense in 2013 as the related diesel is purchased. During the three and nine months ended September 30, 2012, the impact of settled swaps decreased “Fuel” expense by $1 million and $1 million respectively, as a result of realized gains on diesel swaps.

At September 30, 2013, the Company had no remaining diesel futures contracts. At December 31, 2012, the unrealized loss on these contracts was negligible.

8	Stock-based compensation

At September 30, 2013, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans, which are remeasured to fair value quarterly based on share price and vesting conditions, and an employee stock savings plan. These plans resulted in an expense of $9 million for the three months ended September 30, 2013 and an expense of $52 million for the nine months ended September 30, 2013 (three and nine months ended September 30, 2012 - expense of $12 million and $38 million, respectively).

Regular options

In the nine months ended September 30, 2013, under CP’s stock option plans, the Company issued 497,330 regular options at the weighted-average price of $118.55 per share, based on the closing price on the grant date.

Pursuant to the employee plans, these regular options vest between 12 and 48 months after the grant date, and will expire after 10 years.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

(unaudited)

8	Stock-based compensation (continued)

Under the fair value method, the fair value at the grant date of the regular options issued in the nine months ended September 30, 2013 was $16 million, with a weighted-average fair value of $32.80 per option. The weighted-average fair value assumptions were approximately:

For the nine months ended September 30, 2013
Grant price	$118.55
Expected option life (years)(1)	6.25
Risk-free interest rate(2)	1.55%
Expected stock price volatility(3)	30%
Expected annual dividends per share(4)	$1.40
Expected forfeiture rate(5)	1.33%

(1)	Represents the period of time that awards are expected to be outstanding. Historical data on exercise behaviour, or when available, specific expectations regarding future exercise behaviour, were used to estimate the expected life of the option.
(2)	Based on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant.
(3)	Based on the historical stock price volatility of the Company’s stock over a period commensurate with the expected term of the option.
(4)	Determined by the current annual dividend at the time of grant. The Company does not employ different dividend yields throughout the contractual term of the option.
(5)	The Company estimated forfeitures based on past experience. This rate is monitored on a periodic basis.

Performance share unit (“PSU”) plan

In the nine months ended September 30, 2013, the Company issued 186,978 PSUs with a grant date fair value of $21 million. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. PSUs vest and are settled in cash, or in CP common shares, at the discretion of the Chief Executive Officer, approximately three years after the grant date, contingent upon CP’s performance (performance factor). The fair value of PSUs is measured, both on the grant date and each subsequent quarter until settlement, using a Monte Carlo simulation model. The model utilizes multiple input variables that determine the probability of satisfying the performance and market conditions stipulated in the grant.

Deferred share unit (“DSU”) plan

In the nine months ended September 30, 2013, the Company granted 71,723 DSUs with a grant date fair value of $8 million. DSUs vest over various periods of up to 48 months and are only redeemable for a specified period after employment is terminated. An expense to income for DSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods.

Restricted share unit (“RSU”) plan

In the nine months ended September 30, 2013, $9 million in RSUs were paid out.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

(unaudited)

9	Pensions and other benefits

In the three and nine months ended September 30, 2013, the Company made contributions of $24 million and $76 million, respectively (2012 - $24 million and $74 million, respectively) to its defined benefit pension plans. The elements of net periodic benefit cost for defined benefit pension plans and other benefits recognized in the three and nine months ended September 30, 2013, included the following components:

	For the three months ended September 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2013	2012	2013	2012
Current service cost (benefits earned by employees in the period)	$34	$33	$4	$5
Interest cost on benefit obligation	111	113	5	6
Expected return on fund assets	(186)	(188)	—	—
Recognized net actuarial loss (gain)	66	52	(2)	1
Amortization of prior service costs	(18)	—	—	—

Net periodic benefit cost	$7	$10	$7	$12

	For the nine months ended September 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2013	2012	2013	2012
Current service cost (benefits earned by employees in the period)	$102	$99	$12	$14
Interest cost on benefit obligation	334	339	16	18
Expected return on fund assets	(559)	(564)	—	—
Recognized net actuarial loss	200	156	1	5
Amortization of prior service costs	(41)	—	—	—

Net periodic benefit cost	$36	$30	$29	$37

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

(unaudited)

9	Pensions and other benefits (continued)

CP reached agreements with all of the unions which it had been bargaining with in Canada in 2012. The new agreements introduced amendments to pension plans. Among other changes, the amendments established a cap on pension for each year of pensionable service, including a cap on some non-union employees’ pensions. Under the amendments, plan participants will continue to earn additional pensionable years of service as normal, but with a dollar limit on the cap for each year earned. Plan amendments resulting from collective bargaining are accounted for in the periods the new agreements are ratified. The plan amendments resulting from the December 2012 arbitration award were contingent on CP making plan amendments for non-union employees, and consequently were accounted for in the period CP made such amendments. As a result of the plan amendments, the projected benefit obligation decreased by $135 million from December 31, 2012, with a corresponding increase to Other comprehensive income. As a result, there has been a reduction of Accumulated other comprehensive loss through the amortization of prior service costs. The prior service costs are recognized in net periodic pension expense over the remaining terms of the applicable union agreements (averaging approximately two years), and over the expected average remaining service life of non-union employees.

At the date of the plan amendments, CP has assessed the significance of such amendments to the consolidated financial statements and has determined that a remeasurement of plan assets and obligations as of the date of the above plan amendments was not warranted.

10	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at September 30, 2013 cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

On July 6, 2013, a train carrying crude oil operated by Montreal Maine and Atlantic Railway (“MM&A”) derailed and exploded on a section of railway line owned by MM&A in Lac-Megantic, Quebec.

Following this, the Minister of Sustainable Development, Environment, Wildlife and Parks of Quebec (“the Minister”) issued an Order on July 29, 2013 directing named parties to recover the contaminants and to clean-up and decontaminate the site of the derailment. On August 14, 2013, the Minister issued an Amended Order to add CP as a named party.

On August 16, 2013, CP was added as a responding party in a Second Amended Motion to Authorize the Bringing of a Class Action filed in the Superior Court of Quebec on behalf of a class of parties described as all persons and entities (natural persons, legal persons established for a private interest, partnerships or associations so long as they employed 50 persons or less during the 12 month period preceding the class action) residing in, owning or leasing property in, operating a business in and/or were physically present in Lac-Megantic seeking damages caused by the derailment.

CP believes that it is not liable, either in fact or in law, as alleged in either proceeding. As such, in defense of the respective proceedings, CP has filed a Motion of Appeal with the Administrative Tribunal of Quebec in relation to the Amended Order as well as a Notice of Appearance in relation to the class action. At this early stage in the legal proceedings, it is too early to assess any potential liability and the quantum of potential loss is undeterminable. No accrual has been recognized as at September 30, 2013.

At September 30, 2013, the Company had committed to total future capital expenditures amounting to $570 million and operating expenditures relating to supplier purchase obligations, such as locomotive maintenance and overhaul agreements, as well as agreements to purchase other goods and services amounting to approximately $1.5 billion for the years 2013-2031. Minimum payments under operating leases were estimated at $687 million in aggregate, with annual payments in each of the five years following 2013 of (in millions): 2014 – $117; 2015 – $98; 2016 – $80; 2017 – $62; and 2018 – $51.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

(unaudited)

10	Commitments and contingencies (continued)

Environmental remediation accruals cover site-specific remediation programs. Environmental remediation accruals are measured on an undiscounted basis and are recorded when the costs to remediate are probable and reasonably estimable.

The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and include both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known, environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to CP’s financial position, but may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable.

The expense included in “Purchased services and other” for the three and nine months ended September 30, 2013 was $4 million and $5 million, respectively (three and nine months ended September 30, 2012, $1 million and expense of $2 million, respectively). Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. The total amount provided at September 30, 2013 was $91 million (December 31, 2012 – $89 million). Payments are expected to be made over 10 years to 2023.

During the three months ended March 31, 2013, CP provided an interest free loan pursuant to a court order in the amount of $20 million to a corporation owned by a court appointed trustee to facilitate the acquisition of a building. The building will be held in trust until the resolution of legal proceedings with regard to CP’s entitlement to an exercised purchase option of the building. If CP is successful in these proceedings, title to the building will transfer to CP with an additional payment of $20 million; otherwise the loan will be repaid.

11	Significant customers

During the third quarter of 2013, one customer comprised 10.0% of total revenue (third quarter of 2012 – 9.2%). No one customer comprised more than 10% of total revenue for the nine months ended September 30, 2013 or 2012.

Summary of Rail Data

Third Quarter					Year-to-date
2013	2012	Fav/(Unfav)%		Financial (millions, except per share data)	2013	2012	Fav/(Unfav)%
				Revenues
$1,495	$1,414	$81	6	Freight revenue	$4,412	$4,086	$326	8
39	37	2	5	Other revenue	114	107	7	7

1,534	1,451	83	6	Total revenues	4,526	4,193	333	8

				Operating expenses
331	371	40	11	Compensation and benefits	1,075	1,128	53	5
226	232	6	3	Fuel	742	743	1	—
54	57	3	5	Materials	184	178	(6)	(3)
44	52	8	15	Equipment rents	134	158	24	15
139	137	(2)	(1)	Depreciation and amortization	421	399	(22)	(6)
216	226	10	4	Purchased services and other	664	698	34	5

1,010	1,075	65	6	Total operating expenses	3,220	3,304	84	3

524	376	148	39	Operating income	1,306	889	417	47

				Less:
—	2	2	100	Other income and charges	11	34	23	68
70	69	(1)	(1)	Net interest expense	208	207	(1)	—

454	305	149	49	Income before income tax expense	1,087	648	439	68

130	81	(49)	(60)	Income tax expense	294	179	(115)	(64)

$324	$224	$100	45	Net income	$793	$469	$324	69

65.9	74.1	8.2	820 bps	Operating ratio (%)	71.1	78.8	7.7	770 bps

$1.85	$1.31	$0.54	41	Basic earnings per share	$4.54	$2.74	$1.80	66

$1.84	$1.30	$0.54	42	Diluted earnings per share	$4.50	$2.72	$1.78	65

				Shares Outstanding

175.1	172.2	2.9	2	Weighted average number of shares outstanding (millions)	174.8	171.3	3.5	2

176.5	173.4	3.1	2	Weighted average number of diluted shares outstanding (millions)	176.3	172.6	3.7	2

				Foreign Exchange

0.96	1.00	0.04	4	Average foreign exchange rate (US$/Canadian$)	0.98	1.00	0.02	2

1.04	1.00	0.04	4	Average foreign exchange rate (Canadian$/US$)	1.02	1.00	0.02	2

Summary of Rail Data (Page 2)

Third Quarter					Year-to-date
2013	2012	Fav/(Unfav)%			2013	2012	Fav/(Unfav)%
				Commodity Data
				Freight Revenues (millions)
$319	$296	$23	8	- Grain	$915	$817	$98	12
177	161	16	10	- Coal	470	446	24	5
129	111	18	16	- Fertilizers and sulphur	444	387	57	15
384	329	55	17	- Industrial and consumer products	1,135	933	202	22
95	105	(10)	(10)	- Automotive	298	326	(28)	(9)
51	49	2	4	- Forest products	157	147	10	7
340	363	(23)	(6)	- Intermodal	993	1,030	(37)	(4)

$1,495	$1,414	$81	6	Total Freight Revenues	$4,412	$4,086	$326	8

				Millions of Revenue Ton-Miles (RTM)
7,864	8,142	(278)	(3)	- Grain	23,977	23,454	523	2
6,440	6,032	408	7	- Coal	17,396	16,566	830	5
3,762	3,561	201	6	- Fertilizers and sulphur	14,320	13,220	1,100	8
8,937	8,066	871	11	- Industrial and consumer products	27,887	22,122	5,765	26
533	604	(71)	(12)	- Automotive	1,766	1,921	(155)	(8)
1,093	1,200	(107)	(9)	- Forest products	3,583	3,584	(1)	—
6,055	6,528	(473)	(7)	- Intermodal	17,909	18,636	(727)	(4)

34,684	34,133	551	2	Total RTMs	106,838	99,503	7,335	7

				Freight Revenue per RTM (cents)
4.06	3.64	0.42	12	- Grain	3.81	3.48	0.33	9
2.76	2.67	0.09	3	- Coal	2.70	2.69	0.01	—
3.45	3.12	0.33	11	- Fertilizers and sulphur	3.10	2.93	0.17	6
4.29	4.08	0.21	5	- Industrial and consumer products	4.07	4.22	(0.15)	(4)
17.70	17.38	0.32	2	- Automotive	16.83	16.97	(0.14)	(1)
4.66	4.08	0.58	14	- Forest products	4.38	4.10	0.28	7
5.61	5.56	0.05	1	- Intermodal	5.54	5.53	0.01	—
4.31	4.14	0.17	4	Total Freight Revenue per RTM	4.13	4.11	0.02	—
				Carloads (thousands)
106	110	(4)	(4)	- Grain	317	311	6	2
90	89	1	1	- Coal	246	249	(3)	(1)
41	38	3	8	- Fertilizers and sulphur	144	134	10	7
129	122	7	6	- Industrial and consumer products	386	350	36	10
35	39	(4)	(10)	- Automotive	108	123	(15)	(12)
15	17	(2)	(12)	- Forest products	51	51	—	—
259	272	(13)	(5)	- Intermodal	750	771	(21)	(3)

675	687	(12)	(2)	Total Carloads	2,002	1,989	13	1

				Freight Revenue per Carload
$3,020	$2,691	$329	12	- Grain	$2,888	$2,627	$261	10
1,952	1,809	143	8	- Coal	1,912	1,791	121	7
3,217	2,921	296	10	- Fertilizers and sulphur	3,088	2,888	200	7
2,977	2,697	280	10	- Industrial and consumer products	2,940	2,666	274	10
2,747	2,692	55	2	- Automotive	2,745	2,650	95	4
3,145	2,882	263	9	- Forest products	3,095	2,882	213	7
1,311	1,335	(24)	(2)	- Intermodal	1,324	1,336	(12)	(1)
$2,214	$2,058	$156	8	Total Freight Revenue per Carload	$2,204	$2,054	$150	7

Summary of Rail Data (Page 3)

Third Quarter					Year-to-date
2013	2012(1)	Fav/(Unfav)%			2013	2012(1)	Fav/(Unfav)%
				Operations Performance
8,837	10,201	1,364	13	Train miles (thousands)	28,476	30,224	1,748	6
7,817	6,723	1,094	16	Average train weight - excluding local traffic (tons)	7,485	6,608	877	13
6,746	6,021	725	12	Average train length - excluding local traffic (feet)(2)	6,485	5,910	575	10
7.2	7.4	0.2	3	Average terminal dwell (hours)(3)	6.9	7.6	0.7	9
18.7	18.3	0.4	2	Average train speed (mph)(4)	18.4	18.2	0.2	1
211.1	205.4	5.7	3	Car miles per car day	218.5	202.6	15.9	8
217.7	184.3	33.4	18	Locomotive productivity (daily average GTMs/active HP)(5)	213.6	174.4	39.2	22
1.02	1.09	0.07	6	Fuel efficiency (U.S. gallon of fuel consumed/1,000 GTMs)	1.07	1.15	0.08	7
64.7	69.4	4.7	7	U.S. gallons of locomotive fuel consumed (millions)(6)	210.3	214.8	4.5	2
3.34	3.35	0.01	—	Average fuel price (U.S. dollars per U.S. gallon)	3.45	3.45	—	—
14,974	17,572	2,598	15	Total employees (average)(7)(8)	15,122	17,190	2,068	12
14,766	17,175	2,409	14	Total employees (end of period)(7)	14,766	17,175	2,409	14
15,318	18,587	3,269	18	Workforce (end of period)(9)	15,318	18,587	3,269	18

				Safety
1.89	1.58	(0.31)	(20)	FRA personal injuries per 200,000 employee-hours	1.68	1.39	(0.29)	(21)
1.78	1.98	0.20	10	FRA train accidents per million train-miles	1.90	1.66	(0.24)	(14)

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)	Incorporates a new reporting methodology where average train length is the sum of each car and locomotive’s equipment length multiplied by the distance travelled, divided by train miles. Local trains are excluded from this measure.
(3)	Incorporates a new reporting definition where average terminal dwell measures the average time a freight car resides within terminal boundaries.
(4)	Incorporates a new reporting definition where average train speed measures the line-haul movement from origin to destination including terminal dwell hours.
(5)	Gross ton-miles (“GTMs”); horse power (“HP”).
(6)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.
(7)	An employee is defined as an individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors, and consultants.
(8)	2012 Year-to-date average number of employees has been adjusted for the strike.
(9)	Workforce is defined as total employees plus part time employees, contractors, and consultants.